Mail Stop 6010
Via Facsimile and U.S. Mail

November 28, 2006

Mr. John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

      Re: Protective Life Corporation
            Form 10-K for fiscal year ended December 31, 2005
            File No. 001-11339

Dear Mr. Johns:

      We have reviewed your October 31, 2006 response to our September 29, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

General

1. Please specifically indicate the disclosures that you plan to include in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Life Marketing

2. Please refer to prior comment one. We continue to believe that your accounting for reinsurance activities, particularly reinsurance allowances, requires additional

explanation. Please provide the following information in disclosure-type format, specifically indicating the new disclosure.

- Explain the specific methods and key assumptions used to estimate ultimate reinsurance allowances for universal life and term life insurance contracts.
- Quantify your estimate of ultimate reinsurance allowances for each period presented. Explain the nature and impact of changes in these methods and assumptions for each period presented.
- We understand that reinsurance allowances represent a reimbursement for acquisition expenses. Explain the extent to which reinsurance allowances recognized as a reduction in other operating expenses match the corresponding maintenance expenses incurred for each period presented. Quantify the portion of such reinsurance allowances recognized in your operating results that relate to prior, current, or future periods.
- Provide us an example of how you account for first year and renewal commissions and other costs, deferred or expensed, for a typical universal life and term life policy. Link the reinsurance allowances received for each type of policy to show us how reinsurance allowances received for the first year and renewal period offset costs that you defer or expense.
- Explain why renewal allowances you received were significantly higher than renewal commissions you paid each year.
- Explain how DAC amortization patterns are affected by reinsurance allowances.
- Explain the differences between amounts shown in the table on page 3 of your response letter and amounts shown in your reconciliation of other operating expenses disclosed in the MD&A section of your 2005 Form 10-K.
- Explain more specifically the primary components for cost of reinsurance and how you account for such costs for long duration contracts.
- Quantify the cost of reinsurance for all contracts by segment for each period presented. Explain variations in such costs that have materially impacted your operating results.
- You estimate amounts recoverable from reinsurers for both short-duration and long-duration contracts "in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies." Explain more specifically how you estimate amounts recoverable from reinsurers, particularly how you consider the terms of the reinsurance contracts and collectibility in this accounting process.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments.

Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant